Exhibit 23

Consent of Independent Registered Public Accounting Firm

Heritage Financial Corporation’s 401(k)

and ESOP Advisory Committee:

We consent to the incorporation by reference in the registration statement (No. 333-87599) on Form S-8 of Heritage Financial Corporation of our report dated June 22, 2010, with respect to the statements of net assets available for benefits of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the related supplemental financial statement schedules H, line 4i – Schedule of Assets (Held at End of Year) and line 4a – Schedule of Delinquent Participant Contributions, which report appears in the December 31, 2009 annual report on Form 11-K of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust.

/s/ KPMG LLP

Seattle, Washington

June 22, 2010